Exhibit 99.1

Peterbilt Announces Availability Of Three Factory-Installed
LNG Configurations Through Strategic Partnership with Westport Innovations

October 14, 2008

Vancouver, BC and Denton, TX –Peterbilt Motors Company announced today that the company will offer three new liquefied natural gas (LNG) configurations on its Models 387, 386 and 367 in 2009.  The factory-installed LNG system is part of a joint agreement between Peterbilt and Westport Innovations Inc. (TSX:WPT/Nasdaq:WPRT) to provide natural gas versions of select Peterbilt aerodynamic and vocational vehicles.

“LNG is emerging as an alternative clean, high-performance fuel for trucks that is domestically available and economical.  Peterbilt is committed to delivering products that reduce harmful emissions and realistically provide the performance and economics that our customers need,” said Bill Jackson, Peterbilt General Manager and PACCAR Vice President.

Michael Gallagher, President and Chief Operating Officer of Westport, added “Peterbilt is a strong commercial production partner and brings a high level of expertise and production capacity to meet the increasing interest for LNG trucks. Peterbilt trucks were part of our first road trials, in a field test with Norcal Waste in San Francisco in 2001.”

More recently, Peterbilt and Westport have collaborated on a project to build Model 386 LNG evaluation trucks for Wal-Mart under a funding program with Mojave Air Quality Management District.

The LNG Models 387, 386 and 367 complement Peterbilt’s existing Model 320 CNG vehicles.  To date, over 50 Model 320 CNG Trucks are in operation throughout the U.S.

About Westport’s ISX G and LNG System for Heavy Duty Trucks

Westport's ISX G engine and liquefied natural gas (LNG) fuel system for heavy-duty class 8 trucks allows trucking fleets to move to lower-cost, domestically available natural gas and/or biogas while offering industry-leading emissions, including lower greenhouse gas emissions, than comparable diesel engines. Based on the industry-leading Cummins ISX diesel engine with cooled EGR, the LNG version of the engine offers the same horsepower, torque, and efficiency as the base diesel engine it is replacing. The Westport LNG fuel system comprises LNG fuel tanks, proprietary Westport fuel injectors, cryogenic fuel pumps and associated electronic components to facilitate robust performance and reliable operation. The Westport LNG system is 2007 EPA and CARB certified to 0.8g/bhp-hr NOx and 0.01g/bhp-hr PM.

The Westport ISX G engine is fuelled with LNG—a safe, cost effective, low carbon, and low emissions fuel—and is available with 400 and 450 horsepower ratings and up to 1,750 lb-ft torque for heavy-duty port, freight and vocational applications. LNG fuel tanks can be configured to suit customer range requirements. LNG heavy-duty trucks are eligible for federal tax credits in the United States and may be eligible for other state-specific emissions credits.

Westport Innovations Inc. – Press Release

About Peterbilt Motors Company

Peterbilt Motors Company, a division of PACCAR Inc (Nasdaq: PCAR), manufactures premium quality trucks for a wide range of markets, including over-the-road, construction, municipal and medium duty.  Based in Denton, Texas, Peterbilt combines classic styling, innovative design and superior-quality features in a custom-engineered truck that stands as the "Class" of the industry.  Through its 240-plus North American dealer locations, Peterbilt also provides a comprehensive array of TruckCare® aftermarket support programs, including preventive maintenance plans, expedited QuickCare services, automated parts inventory replenishment and 24/7 complimentary Customer Assistance through 1-800-4-PETERBILT.  For more information about Peterbilt, visit www.peterbilt.com.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com